2008 Financial Report


09011107

1670
Mission
COMMUNITY BANK

Now open in Santa Maria

OUR MISSION IS YOUR SUCCESS

Mission
COMMUNITY BANCORP

President's Message

April 2009

What might be said about the year 2008? It was by far one of the most challenging years in my 37 year banking career. I am not unique in this feeling, as so many of my peers would say the same; however, it still leaves one with an interesting perspective of what to expect in 2009.

There are many favorable points to discuss about our bank in a time of so much uncertainty. The foremost among them is that our bank comes out of the year 2008 with what the financial services industry refers to as a "fortress financial position" meaning that our bank is very strongly protected with an impressively solid capital position. That came about by design. First was the successful completion of the public stock offering in February of 2008. Our company closed the offering on February 15, 2008 with $7,391,592 (net) in additional capital and a commitment by Carpenter Fund LLC for an additional $3,847,944 (net) in Private Placement into Mission Community Bancorp which closed on December 2, 2008. This increased the company's Total Capital/Assets position from 11.24% as of 12/31/07 to 13.87% at 12/31/08. We are so pleased with the relationship enjoyed with our new investor and the promise of an ongoing positive impact on our bank through the support and technical assistance provided.

We then received a strong vote of confidence from the Federal government with the completion of the "TARP" investment by the Department of Treasury of $5.1 million on January 9, 2009, further enhancing the capital position of both the Company and the bank (now at 15.81%); all very favorable and fortifying during these challenging times. The decision to apply for the "TARP" funds was made with the best interest of our shareholders in mind. This would be an insurance policy during uncertain times. Not a "bail out."

The new Santa Maria branch office opened in December, 2008. While we hoped to open the office much sooner in the year, the renovation and remodel of the facilities, together with the hiring of great staff, has set the pace for what we believe to be a very successful branch opportunity. As we speak, this branch has already grown to $16 million in deposits. The team is diverse and very talented. Many bilingual staff members will be critical to the success of our Hispanic Banking Initiative in the future.

In the second quarter of 2008, the impact of declining real estate values, development and construction began to impact the bank. In an effort to be aggressive and to stay ahead of the negative impact of the ongoing real estate decline and small business financial challenges, the bank began to set aside $4.25 million in Loan Loss Reserves, tripling the amount traditionally carried, and reflecting negatively in our overall profitability. These reserves will cover us for subsequent borrower problems and, equally as important, they will cover us for the downside of the impact to retail, small business and real estate related customers of the bank as economic challenges continue.

Mission Community Bank has not been involved in Mortgage financing, but maintains a small consumer portfolio of equity lines of credit and equity loans; therefore, the effects of the mortgage crisis did not directly impact the bank. Further, Mission Community Bank did not engage in "sub-prime" lending, and has not experienced direct negative impact from such lending practices.

The bank has actively engaged in Small Business Lending since its inception, both utilizing the U.S. Small Business Administration guarantee programs as well as traditional Commercial and Industrial Lending financing. This has always been the "bread and butter" of our business. Our community's small businesses have been negatively impacted by the current economic environment. The good news is that much of our portfolio carries government guarantees, which helps to mitigate the negative impact.

Over the years, the bank has been a lender to developers, local contractors and construction related businesses. While the bank has been affected by the significant debilitation of this segment of industry, management began to anticipate these events and started to withdraw from lending in this market in 2008. This resulted in some unfortunate impact, but it limited our concentration and risk for this line of business.

However, the bank has actively been involved in commercial real estate lending. Our focus has been in locally owned investor and owner occupied properties in the San Luis Obispo and northern Santa Barbara Counties. Consequently, risk to market decline in other parts of the state or country have not impacted the commercial real estate portfolio. Risk management practices have been implemented in order to continue to monitor the quality of this segment of the bank's portfolio, including stress testing and current market analysis. The level of this loan concentration declined as a percent of Capital over the past 12 months.

As you review the financial statement for 2008, know that management and the board of directors are diligent in making sure that 2009 reflects favorable results. While most of the banks in our market, state and around the country are experiencing similar financial forces, the degree to which they are negatively impacted varies. Mission Community Bank and Bancorp are poised to continue to work through this significantly stressful time and to continue to execute our business plan as it has been developed over the past few years. As we continue to work through the current economic stresses, we are committed to come out of this in a strengthened position, with positive momentum to carry us forward.

We see 2009 as a year of focus on risk management practices, financial stability and planning for better times. I think you will be favorably pleased with the results of this strategy.

We do appreciate you as customers and investors. We are here today because of you. We know this and work to make you proud and to make a difference in our community.

As always, I stand available and eager to respond to any questions you may have regarding this report or any other matter in which we might be of assistance.

Sincerely,



Anita M. Robinson
President and Chief Executive Officer

Board of Directors
Mission Community Bancorp



Bruce M. Breault
Founding Chairman



Roxanne Carr
Vice Chairman



William B. Coy
Chairman



Howard N. Gould



Richard Korsgaard



Anita M. Robinson
President and CEO



Robin L. Rossi



Gary E. Stemper
Immediate Past Chairman



Brooks Wise



Karl F. Wittstrom
Secretary

MISSION COMMUNITY BANCORP AND SUBSIDIARY

Consolidated Financial Statements
with
Independent Auditors' Report

December 31, 2008 and 2007

CONTENTS



Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants & Consultants

VALUE THE DIFFERENCE

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Mission Community Bancorp and Subsidiary

We have audited the accompanying consolidated balance sheets of Mission Community Bancorp and Subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders' equity, and cash flows of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the public company accounting oversight board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission Community Bancorp and Subsidiary as of December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Vavrinek, Trine, Day & Co., LLP

Laguna Hills, California
March 12, 2009

25231 Paseo De Alicia, Suite 100 Laguna Hills, CA 92653 Tel: 949.768.0833 Fax: 949.768.8408 www.vtdcpa.com
FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash and Due from Banks	$ 7,804,306	$ 2,211,704
Federal Funds Sold	9,920,000	3,315,000
TOTAL CASH AND CASH EQUIVALENTS	17,724,306	5,526,704
Certificates of Deposit in Other Banks	11,710,000	550,000
Investment Securities Available for Sale	24,845,839	17,124,144
Loans held for sale	1,264,251	3,012,226
Loans:		
Commercial	25,918,262	25,429,647
Agricultural	-	121,450
Leases, Net of Unearned Income	1,490,668	839,189
Construction	22,857,024	22,512,642
Real Estate	98,049,035	72,009,406
Consumer	3,731,566	2,504,099
TOTAL LOANS	152,046,555	123,416,433
Allowance for Loan and Lease Losses	(3,942,220)	(1,149,874)
NET LOANS	148,104,335	122,266,559
Federal Home Loan Bank Stock and Other Stock, at Cost	2,756,525	2,021,175
Premises and Equipment	2,598,697	3,537,201
Other Real Estate Owned	983,100	-
Company Owned Life Insurance	2,789,366	2,289,407
Accrued Interest and Other Assets	2,713,426	2,001,960
	$ 215,489,845	$ 158,329,376

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-Bearing Demand	$ 22,802,269	$ 23,164,629
Money Market, NOW and Savings	32,668,070	32,630,126
Time Deposits Under $100,000	51,550,524	18,803,034
Time Deposits $100,000 and Over	37,783,195	37,835,667
TOTAL DEPOSITS	144,804,058	112,433,456
Other Borrowings	45,700,000	28,200,000
Junior Subordinated Debt Securities	3,093,000	3,093,000
Accrued Interest and Other Liabilities	1,375,964	1,464,616
TOTAL LIABILITIES	194,973,022	145,191,072
Commitments and Contingencies - Notes D and M	-	-
Shareholders' Equity:		
Preferred Stock - Authorized 10,000,000 Shares:		
Series A - $5 Stated Value; 100,000 Issued and Outstanding Liquidation Value of $500,000	392,194	392,194
Series B - $10 Stated Value; 20,500 Issued and Outstanding Liquidation Value of $205,000	191,606	191,606
Series C - $10 Stated Value; 50,000 Issued and Outstanding Liquidation Value of $500,000	500,000	500,000
Common Stock - Authorized 10,000,000 Shares; Issued and Outstanding: 1,345,602 in 2008 and 689,232 in 2007	18,041,851	7,125,819
Additional Paid-In Capital	172,285	108,340
Retained Earnings	863,750	4,712,120
Accumulated Other Comprehensive Income - Unrealized Appreciation on Available-for-Sale Securities, Net of Tax	355,137	108,225
TOTAL SHAREHOLDERS' EQUITY	20,516,823	13,138,304
	$ 215,489,845	$ 158,329,376

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2008 and 2007

	2008	2007
INTEREST INCOME		
Interest and Fees on Loans	$ 9,598,625	$ 10,763,845
Interest on Investment Securities	1,122,021	698,751
Other Interest Income	352,752	296,413
TOTAL INTEREST INCOME	11,073,398	11,759,009
INTEREST EXPENSE		
Interest on Money Market, NOW and Savings Deposits	688,256	995,785
Interest on Time Deposits	2,470,919	2,931,209
Other Interest Expense	1,671,320	1,202,013
TOTAL INTEREST EXPENSE	4,830,495	5,129,007
NET INTEREST INCOME	6,242,903	6,630,002
Provision for Loan and Lease Losses	4,245,000	150,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	1,997,903	6,480,002
NON-INTEREST INCOME		
Service Charges on Deposit Accounts	350,763	291,500
Gain on Sale of Loans	186,816	307,914
Brokered Loan Fees	-	147,183
Loan Servicing Fees, Net of Amortization	72,519	65,561
Grants and Awards	-	359,480
Loss on Writedown of Fixed Assets	(378,585)	-
Other Income and Fees	114,575	85,265
TOTAL NON-INTEREST INCOME	346,088	1,256,903
NON-INTEREST EXPENSE		
Salaries and Employee Benefits	3,698,559	3,597,155
Occupancy Expenses	586,435	546,329
Furniture and Equipment	440,329	442,020
Data Processing	634,508	490,629
Professional Fees	420,379	263,192
Marketing and Business Development	208,621	293,992
Office Supplies and Expenses	234,266	219,291
Insurance and Regulatory Assessments	211,000	206,210
Loan and Lease Expenses	106,115	90,077
Other Expenses	580,805	444,873
TOTAL NON-INTEREST EXPENSE	7,121,017	6,593,768
INCOME (LOSS) BEFORE INCOME TAXES	(4,777,026)	1,143,137
Income Tax Expense (Benefit)	(928,656)	377,843
NET INCOME (LOSS)	$(3,848,370)	$ 765,294
Per Share Data (Notes A and N):		
Net Income (Loss) - Basic	$(3.18)	$ 0.96
Net Income (Loss) - Diluted	$(3.18)	$ 0.91

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2008 and 2007

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Comprehensive Income (Loss)	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2007	$ 1,083,800	673,399	$ 6,858,648	$ 60,798		$ 4,208,742	$ (58,887)	$ 12,153,101
Dividends paid						(96,688)		(96,688)
Exercise of stock options, and related tax benefit of $108,841		45,233	561,171					561,171
Repurchase of common stock		(29,400)	(294,000)			(165,228)		(459,228)
Stock-based compensation				47,542				47,542
Comprehensive Income:								
Net Income					$ 765,294	765,294		765,294
Net unrealized gain on available-for-sale securities, net of taxes of $116,128					167,112		167,112	167,112
Total Comprehensive Income					$ 932,406			
Balance at December 31, 2007	$ 1,083,800	689,232	$ 7,125,819	$ 108,340		$ 4,712,120	$ 108,225	$ 13,138,304
Dividends paid								–
Exercise of stock options, and related tax benefit of $28,772		20,700	235,772					235,772
Issuance of common stock in public offering, net of offering expenses of $556,413		410,644	6,835,179					6,835,179
Issuance of common stock in private placement, net of offering expenses		225,026	3,845,081					3,845,081
Stock-based compensation				63,945				63,945
Comprehensive Income (Loss):								
Net loss					$(3,848,370)	(3,848,370)		(3,848,370)
Net unrealized gain on available-for-sale securities, net of taxes of $75,207					246,912		246,912	246,912
Total Comprehensive Loss					$(3,601,458)			
Balance at December 31, 2008	$ 1,083,800	1,345,602	$ 18,041,851	$ 172,285		$ 863,750	$ 355,137	$ 20,516,823

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
OPERATING ACTIVITIES		
Net income (loss)	$(3,848,370)	$(765,294
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Provision (credit) for deferred income taxes	(494,803)	(54,774)
Depreciation	347,294	358,959
Accretion of discount on securities and loans, net	(177,922)	(123,748)
Provision for loan losses	4,245,000	150,000
Provision for losses on unfunded loan commitments	15,000	-
Stock-based compensation	63,945	47,542
Loss on disposal of fixed assets	378,584	-
Gain on loan sales	(186,816)	(307,914)
Proceeds from loan sales	6,038,681	5,061,817
Loans originated for sale	(4,026,298)	(7,127,310)
Increase in company owned life insurance	(94,998)	(81,773)
Decrease (increase) in accrued taxes receivable	(497,625)	79,579
Other, net	342,721	4,918
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,104,393	(1,227,410)
INVESTING ACTIVITIES		
Net increase in Federal Home Loan Bank and other stock	(651,150)	(660,850)
Deposits placed in other banks	(11,160,000)	-
Purchase of available-for-sale securities	(14,880,260)	(3,988,477)
Proceeds from maturities, calls and paydowns of available-for-sale securities	7,388,852	3,548,050
Net increase in loans	(30,298,532)	(1,045,241)
Purchase of company-owned life insurance	(404,961)	-
Proceeds from sale of fixed assets	4,708	-
Purchases of premises and equipment	(692,082)	(172,352)
NET CASH USED IN INVESTING ACTIVITIES	(50,693,425)	(2,318,870)
FINANCING ACTIVITIES		
Net decrease in demand deposits and savings accounts	(324,416)	(7,129,228)
Net increase (decrease) in time deposits	32,695,018	(4,717,995)
Net increase in other borrowings	17,500,000	10,800,000
Common stock repurchased	-	(459,228)
Proceeds from issuance of common stock	10,916,032	561,171
Payment of dividends	-	(96,688)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	60,786,634	(1,041,968)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,197,602	(4,588,248)
Cash and cash equivalents at beginning of year	5,526,704	10,114,952
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 17,724,306	$ 5,526,704
Supplemental disclosures of cash flow information:		
Interest paid	$ 4,708,982	$ 5,179,256
Taxes paid	35,000	210,000
Supplemental schedule of non-cash investing activities:		
Real estate acquired by foreclosure	$ 83,100	$ -
Portfolio loans reclassified to loans held for sale	-	1,172,869

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The financial statements include the accounts of Mission Community Bancorp ("Bancorp") and its subsidiary, Mission Community Bank ("the Bank"), and the Bank's subsidiary, Mission Community Development Corporation, collectively referred to herein as "the Company." All significant intercompany transactions have been eliminated.

Nature of Operations

The Bank has been organized as a single reporting segment and operates four branches in the Central Coast area of California (in the cities of San Luis Obispo, Paso Robles, Arroyo Grande and Santa Maria).

The Bank's primary source of revenue is providing real estate, commercial (including Small Business Administration ("SBA") guaranteed loans) and consumer loans to customers, who are predominately small and middle-market businesses and individuals. The Company and the Bank are certified by the Department of Treasury as Community Development Financial Institution(s) ("CDFI") with a commitment to focus on providing financial services to low- and moderate-income communities.

Mission Community Development Corporation

Mission Community Development Corporation ("MCDC") is a community development corporation which provides financing for small businesses and projects in low-to moderate-income areas. The Board of Directors of Mission Community Development Corporation consists of four members of the Board of Directors of the Company and three outside members who are actively involved in supporting community affairs and activities. Community development investment is limited to 5% of the Bank's capital and up to 10% with prior approval by the Federal Reserve Board. Operations of MCDC were not material for the years ended December 31, 2008 or 2007.

Mission Community Services Corporation

Mission Community Services Corporation ("MCSC"), an affiliate organization, was organized in 1998 and the corporation was established as a not-for-profit company with Section 501(c)(3) status. This company's primary focus is to provide technical support and training services to the underserved segments of the community including small businesses, minorities and low-income entrepreneurs. The Board of Directors of Mission Community Services Corporation includes representatives from the Company, together with members representing the communities represented. The accounts of MCSC are not included in the Company's consolidated financial statements. See Note L for additional information regarding MCSC.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications were made to prior years' presentations to conform to the current year. These reclassifications had no effect on net income or earnings per share.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from other banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank ("FRB"). The Bank was in compliance with this requirement, which was $503,000 as of December 31, 2008.

The Company maintains amounts due from other banks which exceed federally insured limits. The Company has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held-to-maturity securities are classified as available-forsale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported net of taxes as a separate component of comprehensive income, which is included in shareholders' equity. Premiums or discounts are amortized or accreted into income using the interest method. Realized gains or losses on sales of securities are recorded using the specific identification method.

Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at the principal amount outstanding, net of any deferred loan origination fee income and deferred direct loan origination costs, and net of any unearned interest on discounted loans. Deferred loan origination fee income and direct loan origination costs are amortized to interest income over the life of the loan using the interest method. Interest on loans is accrued to income daily based upon the outstanding principal balances.

Loans for which the accrual of interest has been discontinued are designated as non-accrual loans. Loans are classified as non-accrual when principal or interest is past due 90 days or more based on the contractual terms of the loan or when, in the opinion of management, there exists a reasonable doubt as to the full and timely collection of either principal or interest, unless the loan is well secured and in the process of collection. Income on such loans is then only recognized to the extent that cash is received and where the future collection of principal is probable. Accrual of interest is resumed only when principal and interest are brought fully current and when such loans are considered to be collectible as to both principal and interest.

For impairment recognized in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 114, *"Accounting by Creditors for Impairment of a Loan,"* as amended by SFAS No. 118, the entire change in either the present value of expected cash flows or the fair value of the collateral is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

Loans Held for Sale

SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of loans are included in non-interest income.

The Bank has adopted SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"* and SFAS No. 156, *"Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140."* SFAS No. 140 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under this Statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 156 permitted the Bank to choose between two different methods of measuring ongoing changes in the value of its SBA loan servicing asset: the amortization method or the fair value measurement method. The Bank adopted the amortization method in 2007.

Allowance for Loan Losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Charge-offs are loans and leases deemed uncollectible, which are charged to the allowance. Management performs, at least quarterly, an analysis of the allowance for loan losses to determine its adequacy. In this analysis, all non-classified loans are segmented into components by loan type and internal risk rating. Estimated loss factors are applied to each loan pool based on historical losses as well as management's assessment of current factors that may impact these historical factors, such as changes in the local economy, changes in underwriting standards, changes in loans concentrations and trends in past due and non-performing loans. Significant loans considered impaired by management, the Bank's regulators or external credit review consultants are evaluated separately in the process. In this evaluation, management reviews the borrower's ability to repay as well as the estimated value of any underlying collateral.

Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the Federal Home Loan Bank system. Members are required to own a certain amount of FHLB stock based on the level of borrowings and other factors, and may invest additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which range from three to ten years for furniture and fixtures and forty years for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned

Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value at the date of foreclosure, establishing a new cost basis by a charge to the allowance for loan loss, if necessary. Other real estate owned is carried at the lower of the Bank's cost basis or fair value, less estimated carrying costs and costs of disposition. Fair value is based on current appraisals less estimated selling costs. Any subsequent write-downs are charged against operating expenses and recognized as a valuation allowance. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other operating expenses.

Company Owned Life Insurance

Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or amounts due that are probable at settlement.

Advertising Costs

The Bank expenses the costs of advertising in the period incurred.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company classifies any interest or penalties related to income taxes as a part of income tax expense when incurred. No such interest or penalties were incurred for in 2007 or 2008.

FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return. FIN 48 provides that the tax effects from an uncertain tax position can be recognized in our financial statements only if, based on its technical merits, the position is more likely than not to be sustained on audit. Management believes that all tax positions taken to date meet the "more likely than not" standard and, therefore, no accounting adjustment has been made to our financial statements as a result of adopting FIN 48.

Comprehensive Income

SFAS No. 130, *"Reporting Comprehensive Income,"* requires the disclosure of comprehensive income and its components. Changes in unrealized gain or loss on available-for-sale securities net of income taxes is the only component of accumulated other comprehensive income for the Company.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings Per Share ("EPS")

EPS is computed under the provisions of Statement of Accounting Standards No. 128, *Earnings per Share,* ("SFAS No. 128") and the Emerging Issues Task Force ("EITF") Consensus on Issue No. 03-6, *Participating Securities and the Two-Class Method under FASB Statement No. 128.* EITF 03-6 requires that income per share for the Company's common stock be calculated assuming 100% of the Company's earnings are distributed as dividends to its common and preferred shareholders based on their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends. Basic EPS is computed by dividing income available to common shareholders, using the method prescribed above under EITF 03-6, by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Stock-Based Compensation

Equity-based compensation arrangements, including employee stock options, are accounted for in accordance with Statement of Financial Accounting Standards No. 123 (Revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R generally requires entities to recognize the cost of employee services received in exchange for awards of stock options or other equity instruments based on the grant-date fair value of those awards. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period. The Company adopted SFAS No. 123R using the "modified prospective method." Under this method, compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified, repurchased or cancelled. Compensation expense for unvested options that were outstanding on January 1, 2006, the date SFAS 123R was adopted, is recognized over the requisite service period based on the fair value of those options as previously calculated under the pro forma disclosures of SFAS No. 123. The fair value of each grant is estimated using the Black-Scholes option pricing model.

Fair Value Measurement

Effective January 1, 2008, the Bank adopted SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The impact of adoption of SFAS No. 157 is not material. Applicable disclosures are presented in these consolidated financial statements.

In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) for fiscal years beginning after November 15, 2008. Major categories of assets that are recognized or disclosed at fair value for which the Bank has not applied the provisions of SFAS 157 include Other Real Estate Owned and Company Owned Life Insurance.

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Bank on January 1, 2008. The Bank did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Statement 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Statement 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
>
> Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
>
> Level 3: Significant unobservable inputs that reflect a Bank's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

See Note R for more information and disclosures relating to the Bank's fair value measurements.

NOTE B - INVESTMENT SECURITIES

Investment securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities Available for Sale:				
December 31, 2008:				
U.S. Government agencies	$ 3,500,000	$ 70,155	$ -	$ 3,570,155
Mortgage-backed securities	15,972,382	459,930	(24,700)	16,407,612
Municipal securities	3,581,152	-	(146,784)	3,434,368
Asset-backed securities	1,437,168	14,372	(17,836)	1,433,704
	$ 24,490,702	$ 544,457	$ (189,320)	$ 24,845,839
December 31, 2007:				
U.S. Government agencies	$ 5,992,575	$ 26,962	$ (9,377)	$ 6,010,160
Mortgage-backed securities	7,327,838	36,520	(35,465)	7,328,893
Municipal securities	2,971,893	15,549	(23,272)	2,964,170
Asset-backed securities	648,406	173,014	(499)	820,921
	$ 16,940,712	$ 252,045	$ (68,613)	$ 17,124,144

NOTE B - INVESTMENT SECURITIES

During 2004, one of the Bank's asset-backed securities was identified as "other than temporarily impaired," and a loss reserve was established for this security. The security is in non-accrual status, with any interest payments received being credited to the reserve. As of December 31, 2008, the gross book value of the security was $309,000 and the reserve was $277,000, for a net book value of $32,000. Management estimates that the fair value of this security is approximately equal to the $32,000 net book value.

The scheduled maturities of investment securities at December 31, 2008, were as follows. Actual maturities may differ from contractual maturities because some investment securities may allow the right to call or prepay the obligation with or without call or prepayment penalties.

	Available-for-Sale Securities	
	Amortized Cost	Fair Value
Within one year	$ 2,333,543	$ 2,369,920
Due in one year to five years	1,076,622	1,100,293
Due in five years to ten years	2,810,152	2,889,249
Due in greater than ten years	18,270,385	18,486,377
	$ 24,490,702	$ 24,845,839

Included in accumulated other comprehensive income at December 31, 2008 were net unrealized gains on investment securities available for sale of $355,137. No deduction was made for income taxes on as of December 31, 2008 (see Note H). At December 31, 2007, accumulated other comprehensive income included net unrealized gains on available-for-sale securities of $183,432 less applicable income taxes of $75,207. No securities were sold in 2008 or 2007.

Investment securities in a temporary unrealized loss position as of December 31, 2008 and 2007 are shown in the following table, based on the length of time they have been continuously in an unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008:						
U.S. Government agencies	$ -	$ -	$ -	$ -	$ -	$ -
Mortgage-backed securities	1,720,805	24,700	-	-	1,720,805	24,700
Municipal securities	3,434,368	146,784	-	-	3,434,368	146,784
Asset-backed securities	440,060	6,439	80,110	11,397	520,170	17,836
	$5,595,233	$ 177,923	$ 80,110	$ 11,397	$ 5,675,343	$ 189,320
December 31, 2007:						
U.S. Government agencies	$ -	$ -	$ 2,490,320	$ 9,377	$ 2,490,320	$ 9,377
Mortgage-backed securities	611,527	2,965	3,507,599	32,500	4,119,126	35,465
Municipal securities	360,412	2,725	1,211,867	20,547	1,572,279	23,272
Asset-backed securities	-	-	107,314	499	107,314	499
	$ 971,939	$ 5,690	$ 7,317,100	$ 62,923	$ 8,289,039	$ 68,613

NOTE B - INVESTMENT SECURITIES - Continued

As of December 31, 2008, 24 securities have been in an unrealized loss position for less than one year. The unrealized loss on investments in asset-backed securities which have been in an unrealized loss position for one year or longer as of December 31, 2008, represents one security. Because the Bank has the ability to hold all investments in an unrealized loss position until a recovery in fair value, which may be maturity, the unrealized loss on these investments are not considered to be other-than-temporarily impaired as of December 31, 2008. Other than the one impaired asset-backed security footnoted above, none of the Bank's securities has exhibited a decline in value as a result of changes in credit risk.

Investments securities carried at $5,121,000 and $10,631,000 as of December 31, 2008 and 2007, respectively, were pledged to secure public deposits as required by law. As of December 31, 2008, securities carried at $8,794,000 were pledged to secure borrowings from the Federal Home Loan Bank of San Francisco, as described in Note F.

NOTE C - LOANS

The Bank's loan portfolio consists primarily of loans to borrowers within the Central Coast area of California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are concentrated in those industries and in that geographic area. As of December 31, 2008, 65% of the loan portfolio was secured by commercial real estate (including construction and land development loans as well as loans secured by non-farm, non-residential and multi-family residential properties). Under guidelines for commercial real estate ("CRE") lending issued by the bank regulatory agencies in 2006, which generally excludes owner-occupied properties from the definition of commercial real estate, CRE loans represented 42% of the loan portfolio as of December 31, 2008.

Included in total loans are net deferred loan fees of $67,000 and $22,000 at December 31, 2008 and 2007, respectively.

The following is a summary of the investment in impaired loans as of December 31, including the related allowance for loan losses and cash-basis income recognized. Also shown are loans on non-accrual and those that are past due and still accruing interest:

	2008	2007
Impaired Loans:		
Impaired loans with a related allowance for loan losses	$ 4,513,760	$ 273,348
Impaired loans with no related allowance for loan losses	3,970,355	1,714,658
Total impaired loans	8,484,115	1,988,006
Related Allowance for Loan Losses	1,342,312	20,172
Average Recorded Investment in Impaired Loans	4,948,951	980,401
Interest Income Recognized for Cash Payments While Impaired	243,479	105,977
Total Loans on Non-accrual	3,556,660	1,988,006
Total Loans Past Due 90 Days or More and Still Accruing	265,174	68,263

NOTE C - LOANS - Continued

Following is a summary of the changes in the allowance for possible loan and lease losses for the years ended December 31:

	2008	2007
Balance at Beginning of Year	$ 1,149,874	$ 1,025,939
Additions to the Allowance Charged to Expense	4,245,000	150,000
Less Loans Charged Off	(1,478,652)	(31,425)
Plus Recoveries on Loans Previously Charged Off	25,998	5,360
Balance at End of Year	$ 3,942,220	$ 1,149,874

The Bank also originates SBA-guaranteed loans for sale to institutional investors. At December 31, 2008 and 2007 the Bank was servicing $23,229,000 and $24,722,000, respectively, in loans previously sold or participated. The Bank has recorded servicing assets related to these sold loans of approximately $187,000 and $253,000 at December 31, 2008 and 2007, respectively. In calculating the gain on sale of SBA loans and the related servicing asset, the Bank used the following assumptions for sales recorded in 2008:

	Range	Weighted Average
Discount rate	7.50% to 9.00%	7.97%
Estimated life	40-48 months	47.8 months

Management performs an analysis each quarter to reassess these assumptions, which are significant determinants on the value ascribed to the servicing asset. Following is a summary of the changes in the balances of the SBA loan servicing asset for 2008 and 2007:

	2008	2007
Balance at Beginning of Year	$ 252,572	$ 282,696
Additions to the Asset	71,425	96,127
Less amortization	(136,609)	(126,251)
Balance at End of Year	$ 187,388	$ 252,572

The estimated fair value of the servicing assets approximated the carrying amount at December 31, 2008 and 2007. These assets are included in accrued interest and other assets in the consolidated balance sheets. Amortization of these assets is netted against loan servicing fees in the consolidated statements of income.

NOTE D - PREMISES AND EQUIPMENT

A summary of premises and equipment as of December 31 follows:

	2008	2007
Land	$ 976,498	$ 2,171,007
Buildings	796,633	823,227
Leasehold improvements	671,142	339,319
Furniture, fixtures, and equipment	2,482,904	2,309,514
	4,927,177	5,643,067
Accumulated depreciation and amortization	(2,328,480)	(2,105,866)
Net premises and equipment	$ 2,598,697	$ 3,537,201

The Bank has entered into operating leases for its branches and operating facilities, which expire at various dates through 2024. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. Rental expense relating to these leases was $357,000 in 2008 and $324,000 in 2007.

At December 31, 2008, the approximate future minimum annual payments under these leases for the next five years are as follows:

2009	$ 446,957
2010	745,945
2011	683,105
2012	662,583
2013	549,176
Later years	6,229,679
	$ 9,317,445

The minimum rental payments shown above are given for the existing lease obligations and do not reflect any increases in rent unless the increases are scheduled and currently determinable. It does not represent a forecast of future rental expenses. Included in the above table are obligations under a 15-year build-to-suit lease for property in San Luis Obispo, California, upon which the Bank intends to lease a full-service branch and administrative office. Currently the lease provides for tentative rentals of $36,708 per month, subject to the final size of the yet-to-be-constructed building, and beginning on or about October 1, 2009. As of December 31, 2006, the Bank was obligated under a 50-year land lease for property on this site. The terms of that lease gave the Bank early termination rights through September 30, 2007, which the Bank chose to exercise in July 2007.

In March 2008, the Bank entered into a 5-year lease for an office building in Santa Maria, California, where the Bank opened a full-service branch office in December 2008. The current rental cost is $8,679 per month. The lease provides for two 5-year renewal options and an option to purchase the property for a specified amount during the last two months of 2010.

NOTE E - DEPOSITS

At December 31, 2008, the scheduled maturities of time deposits are as follows:

Due in one year	$ 87,032,013
Due in one to five years	2,301,706
	$ 89,333,719

Sixteen deposit customers comprised $39.7 million, or 27.4%, of the Bank's total deposits as of December 31, 2008.

NOTE F - OTHER BORROWINGS

Other borrowings at December 31, 2008, comprised of fixed rate advances from the Federal Home Loan Bank of San Francisco, are scheduled to mature as follows:

Maturity Date	Interest Rate	Amount
2009	3.31%	$ 39,700,000
2010	5.13%	3,000,000
2013	4.89%	3,000,000
Total / Weighted Average	3.54%	$ 45,700,000

These advances are secured by loans of approximately $97.5 million and securities of approximately $9 million. As of December 31, 2008, the Bank had a borrowing capacity of approximately $3.1 million with the Federal Home Loan Bank of San Francisco in addition to the borrowings listed above.

The Bank also has unsecured borrowing lines with correspondent banks totaling $6.5 million. As of December 31, 2008, there were no balances outstanding on these lines.

NOTE G - JUNIOR SUBORDINATED DEBT SECURITIES

On October 14, 2003, the Company issued $3,093,000 of junior subordinated debt securities (the "debt securities") to Mission Community Capital Trust, a statutory trust created under the laws of the State of Delaware. These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on October 7, 2033. Interest is payable quarterly on these debt securities at 3-mo. LIBOR plus 2.95% for an effective rate of 7.77% as of December 31, 2008. The debt securities can be redeemed at par.

The Company also purchased a 3% minority interest in Mission Community Capital Trust. The balance of the equity of Mission Community Capital Trust is comprised of mandatorily redeemable preferred securities. Under FASB Interpretation No. 46 (FIN 46), "*Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,*" Mission Community Capital Trust is not consolidated into the Company's financial statements. The Federal Reserve Board has ruled that subordinated notes payable to unconsolidated special purpose entities ("SPE's") such as Mission Community Capital Trust, net of the bank holding company's investment in the SPE, qualify as Tier 1 Capital, subject to certain limits.

NOTE H - INCOME TAXES

The income tax expense (benefit) for the years ended December 31, 2008 and 2007 is comprised of the following:

	2008	2007
Current Taxes:		
Federal	$(436,253)	$ 309,294
State	2,400	123,323
	(433,853)	432,617
Deferred	(494,803)	(54,774)
	$(928,656)	$ 377,843

A comparison of the federal statutory income tax rates to the Company's effective income tax (benefit) follows:

	2008		2007	
	Amount	Rate	Amount	Rate
Federal tax rate	$ (1,624,189)	34.0 %	$ 388,667	34.0 %
California franchise taxes, net of federal tax benefit	(344,040)	7.2 %	79,987	7.0 %
Allowance for deferred tax assets	1,125,885	(23.6)%	-	-
Interest on municipal securities and loans	(90,220)	1.9 %	(79,623)	(7.0)%
Increase in cash surrender value of bank-owned life insurance	(32,299)	0.7 %	(27,803)	(2.4)%
Other items - net	36,207	(0.8)%	16,615	1.5 %
	$ (928,656)	19.4 %	$ 377,843	33.1 %

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The Company's principal timing differences are from the cash basis of tax reporting and the allowance for loan and lease losses.

NOTE H - INCOME TAXES - Continued

The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying consolidated balance sheets:

	2008	2007
Deferred Tax Assets:		
Allowance for Loan Losses Due to Tax Limitations	$ 1,476,622	$ 474,813
Reserve for Impaired Security	113,815	110,994
Net Operating Loss Carryforwards	525,724	-
Other	307,569	203,531
	2,423,730	789,338
Valuation Allowance	(1,125,885)	-
Deferred Tax Liabilities:		
Deferred Loan Costs	(215,485)	(188,336)
Depreciation Differences	(167,282)	(81,221)
Unrealized Gain on Available-for-Sale Securities	-	(75,207)
BEA Award Deferred for Tax Purposes	-	(134,157)
Other	(83,117)	(48,466)
	(465,884)	(527,387)
Net Deferred Tax Assets	$ 831,961	$ 261,951

The valuation allowance was established because the Bank's loss in 2008 exceeded its ability to fully recognize deferred tax assets by carrying the loss back to previous tax years. The Bank has net operating loss carry forwards of approximately $1,118,000 for federal income and $2,037,000 for California franchise tax purposes. The federal and California net operating loss carry forwards, to the extent not used, will expire in 2028. See also Note T regarding a change to the federal carryback period enacted subsequent to December 31, 2008.

As of December 31, 2008, tax years for 2005 through 2008 remain open to audit by the Internal Revenue Service and by the California Franchise Tax Board. In the opinion of management, all significant tax positions taken, or expected to be taken, by the Company in any open tax year would more likely than not be sustained upon examination by the tax authorities.

NOTE I - STOCK OPTION PLANS

The Company adopted in 1998 a stock option plan under which 180,000 shares of the Company's common stock may be issued. The 1998 Plan has been terminated with respect to the granting of future options under the Plan. In 2008 the Company adopted and received shareholder approval for the Mission Community Bancorp 2008 Stock Incentive Plan. The 2008 Plan provides for the grant of various equity awards, including stock options. A total of 201,840 common shares may be issued under the 2008 Plan. Options are granted at a price not less than 100% of the fair value of the stock on the date of grant, generally for a term of ten years, with vesting occurring ratably over five years. The Plans provide for acceleration of vesting of all options upon change in control of the Bank. The Bank recognized in 2008 and 2007 stock-based compensation of $64 thousand and $48 thousand, respectively. Income tax benefits related to that stock-based compensation was $-0- and $1 thousand for 2008 and 2007, respectively.

On May 27, 2008, the Company granted to the Bank's two most senior officers options to purchase a total of 41,064 shares of common stock at an exercise price of $18.00 per share. These non-qualified stock options were granted under the 2008 Plan, vest over five years, and expire ten years after the date of grant. The fair value ascribed to those options, using the Black-Scholes option pricing model, was $4.58 per share, or a total of $188,073. No options were granted in 2007.

A summary of the status of the Company's fixed stock option plans as of December 31, 2008 and changes during the year is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value of In-the-Money Options
Outstanding at Beginning of Year	80,900	$ 13.42		
Granted	41,064	18.00		
Exercised	(20,700)	10.00		
Forfeited/Expired	(11,700)	13.97		
Outstanding at End of Year	89,564	$ 16.24	6.5 Years	$ 42,755
Options Exercisable at Year-End	41,900	$ 13.05	3.7 Years	$ 42,755

The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 were $110,000 and $362,000, respectively.

As of December 31, 2008, the Company has unvested options outstanding with unrecognized compensation expense totaling $208 thousand, which is scheduled to be recognized as follows (in thousands):

2009	$ 80
2010	38
2011	37
2012	38
2013	15
Total unrecognized compensation cost	$ 208

NOTE J - DEFINED CONTRIBUTION PLAN

The Company has adopted a defined contribution plan, the Mission Community Bank 401k Profit Sharing Plan ("the 401k Plan"), covering substantially all employees fulfilling minimum age and service requirements. Matching and discretionary employer contributions to the 401k Plan are determined annually by the Board of Directors. The expense for the 401k Plan was approximately $90,000 in 2008 and $165,000 in 2007.

NOTE K - PREFERRED STOCK

Series A – the Series A Preferred Stock has a $5.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one-half share of voting common stock of the Company. Series A shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a two-for-one exchange) in any dividends declared on the Company's common stock. Series A shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series A shares will be entitled to a liquidation preference of $5.00 per share before the holders of common stock receive any distributions and after the holders of common stock receive distributions of $10.00 per share, all distributions will be on the same basis (as if converted on a one-for-two exchange). These shares were issued for $392,194 (net of issuance costs of $107,806) pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

Series B – the Series B Preferred Stock has a $10.00 stated value and is non-voting, non-convertible and non-redeemable. Series B shares are not entitled to any fixed rate of return but do participate on the same basis in any dividends declared on the Company's common stock. In the event of liquidation, the holders of Series B shares will be entitled to a liquidation preference of $10.00 per share before the holders of common stock receive any distributions. Additionally, in the event of a specified "change in control event" (including certain mergers or sales of assets), holders of the Series B Preferred Stock shall be entitled to receive payment on the same basis as the holders of the common stock of the Company. These shares were issued for $191,606 (net of issuance costs of $13,394) pursuant to an investment from the National Community Investment Fund ("NCIF"). In connection with this investment, NCIF also purchased 29,500 shares of the Company's common stock for $10.00 per share. As part of the investment agreement, the Company by covenant agreed that so long as NCIF or any successor owns and holds any of the Shares to remain a CDFI and to meet certain reporting requirements.

Series C – the Series C Preferred Stock has $10.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one share of voting common stock of the Company. Series C shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a one-to-one exchange) in any dividends declared on the Company's common stock. Series C shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series C shares will be entitled to a liquidation preference of $10.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) before the holders of common stock receive any distributions. These shares were issued for $500,000 pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury.

NOTE L - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has granted loans to certain directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties are made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons.

The following is a summary of the activity in these loans:

	2008	2007
Balance at the beginning of the year	$ 2,498,900	$ 2,730,982
New loans and advances	3,187,523	1,227,114
Repayments	(700,128)	(1,459,196)
Balance at the end of the year	$ 4,986,295	$ 2,498,900

Deposits from related parties held by the Bank totaled approximately $4,761,000 at December 31, 2008, and $4,609,000 at December 31, 2007.

During 2003, Bancorp pledged a $250,000 certificate of deposit in an unaffiliated bank as collateral for borrowings of MCSC under a line of credit. The certificate matured in 2008 and was replaced by a certificate for $75,000, which has been pledged as collateral for the line of credit. As of December 31, 2008, MCSC had borrowed $35,500 on the line. No potential liability was recognized by Bancorp as of December 31, 2008, because the outstanding balance on the line is expected to be repaid with funds to be received from other sources, including a grant program through the U.S. Small Business Administration. During 2007 Bancorp made cash contributions to MCSC totaling $36,013. No cash contributions were made to MCSC during 2008.

NOTE M - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the statement of financial position.

The Bank's exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2008	2007
Commitments to Extend Credit	$ 28,427,000	$ 28,608,000
Standby Letters of Credit	304,000	693,000
	$ 28,731,000	$ 29,301,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer.

The Bank has established an allowance for possible losses on unfunded loan commitments in the amount of $70,000, which is included in other liabilities in the consolidated statements of condition. To date, no losses have been charged against this allowance.

In the ordinary course of business, various claims and lawsuits are brought by and against the Company and the Bank. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of the Company.

NOTE N - EARNINGS (LOSS) PER SHARE

The following is a reconciliation of net income (loss) and shares outstanding to the income (loss) and number of shares used in the computation of earnings (loss) per share:

	2008	2007
Average common shares outstanding during the year (used for basic EPS)	1,090,569	679,144
Dilutive effect of outstanding stock options	-	34,008
Average common shares used for diluted EPS	1,090,569	713,152
Net income (loss)	$ (3,848,370)	$ 765,294
Less income or loss allocated to preferred stock	(382,908)	115,214
Income allocated to common stock	$ (3,465,462)	650,080
Basic earnings (loss) per common share	$ (3.18)	$ 0.96
Diluted earnings (loss) per common share	(3.18)	0.91

Excluded from the diluted EPS computation for 2007 were options for 19,500 shares because the effect would be anti-dilutive. Those options have an exercise price of $25.50 per share and will expire on March 28, 2015. All options were excluded from the diluted EPS computation in 2008 because any stock options would have an anti-dilutive effect on the net loss.

NOTE O - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Federal Reserve Board categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category. To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

	Actual		To Be Well-Capitalized		To Be Adequately Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008:						
Total Capital (to Risk-Weighted Assets)	$ 22,467	13.27%	$ 16,937	10.0%	$ 13,550	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 20,326	12.00%	$ 10,162	6.0%	$ 6,775	4.0%
Tier 1 Capital (to Average Assets)	$ 20,326	9.47%	$ 10,729	5.0%	$ 8,583	4.0%
As of December 31, 2007:						
Total Capital (to Risk-Weighted Assets)	$ 16,324	11.74%	$ 13,899	10.0%	$ 11,119	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 15,119	10.88%	$ 8,340	6.0%	$ 5,560	4.0%
Tier 1 Capital (to Average Assets)	$ 15,119	9.47%	$ 7,979	5.0%	$ 6,383	4.0%

The Company is not subject to similar regulatory capital requirements because its consolidated assets do not exceed $500 million, the minimum asset size criteria for bank holding companies subject to those requirements.

Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's primary regulatory agency. Cash dividends are limited by the California Financial Code to the lesser of the Bank's retained earnings or its net income for the last three fiscal years, net of the amount of any dividends or other capital distributions made during those periods. Under this rule, due to the Bank's 2008 net loss, regulatory approval is required as of December 31, 2008, for any dividend distributions from the Bank to Bancorp. However, dividend distributions from the Bank would not downgrade the Bank's prompt corrective action status from well-capitalized to adequately-capitalized unless they exceeded $5,557,000.

NOTE P - GRANTS AND AWARDS

In 2007 the Bank received a $326 thousand grant from the Bank Enterprise Award program of the Department of the Treasury, based on lending activity the bank commenced in 2006. That grant was recognized in non-interest income in 2007.

Although the Bank is a certified CDFI bank and expects to continue to apply for various grants and awards, there can be no assurance that it will receive similar future grants or awards.

NOTE Q - MISSION COMMUNITY BANCORP (Parent Company Only)

On December 15, 2000, Mission Community Bancorp acquired Mission Community Bank by issuing 600,566 shares of common stock in exchange for all outstanding shares of the Bank's common stock. There was no cash involved in this transaction.

Following are the separate financial statements for Mission Community Bancorp (parent company only):

Mission Community Bancorp (Parent Company Only)

CONDENSED BALANCE SHEETS

	2008	2007
ASSETS		
Cash	$ 1,468,589	$ 59,065
Deposits in other banks	75,000	250,000
Investment in subsidiary bank	21,531,964	15,252,121
Other assets	645,066	866,559
TOTAL ASSETS	$ 23,720,619	$ 16,427,745
LIABILITIES AND SHAREHOLDERS'EQUITY		
Junior subordinated debentures	$ 3,093,000	$ 3,093,000
Due to Mission Community Bank	26,889	131,685
Other liabilities	83,907	64,756
TOTAL LIABILITIES	3,203,796	3,289,441
TOTAL SHAREHOLDERS'EQUITY	20,516,823	13,138,304
	$ 23,720,619	$ 16,427,745

NOTE Q - MISSION COMMUNITY BANCORP (Parent Company Only) – continued

CONDENSED STATEMENTS OF INCOME

	2008	2007
Interest income	$ 26,668	$ 11,750
Interest expense	220,335	276,864
Net interest (expense)	(193,667)	(265,114)
Dividends received from subsidiary	-	300,283
Less contributions to Mission Community Services Corp.	-	36,013
Less other expenses	286,998	210,756
Loss before taxes	(480,665)	(211,600)
Income taxes expense (benefit)	(92,080)	(209,872)
Income (loss) before equity in undistributed income of subsidiary	(388,585)	(1,728)
Equity in undistributed income of subsidiary	(3,459,785)	767,022
Net income (loss)	$ (3,848,370)	$ 765,294

CONDENSED STATEMENTS CASH FLOWS

	2008	2007
Operating activities:		
Net income (loss)	$(3,848,370)	$ 765,294
Adjustments to reconcile net income (loss)		
to net cash used by operating activities:		
Income of subsidiary	3,459,785	(1,067,305)
Amortization expense	12,925	17,232
Other, net	122,923	(344,829)
Net cash used by operating activities	(252,737)	(629,608)
Investing activities:		
Investment in certificate of deposit	(75,000)	-
Maturity of certificate of deposit	250,000	-
Dividends received from subsidiary	-	300,283
Investment in subsidiary	(9,428,771)	-
Net cash provided by (used in) investing activities	(9,253,771)	300,283
Financing activities:		
Proceeds from issuance of common stock	10,916,032	561,171
Common stock repurchased	-	(459,228)
Cash dividends paid	-	(96,688)
Net cash provided by financing activities	10,916,032	5,255
Net increase (decrease) in cash	1,409,524	(324,070)
Cash at beginning of year	59,065	383,135
Cash at end of year	$ 1,468,589	$ 59,065

NOTE R - FAIR VALUE MEASUREMENT

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2).

In certain cases where there is limited activity or less transparency for inputs to the valuation, securities are classified in Level 3 of the valuation hierarchy. For instance, the Bank has one security in its available-for-sale portfolio that has been assessed as "impaired" since 2004. Prior to January 1, 2008, the Bank has used a pricing method for this security that would be considered Level 2 pricing. Upon adoption of SFAS No. 157 in 2008, the Bank concluded that Level 3 pricing was more appropriate for this security, given the lack of observable inputs to the estimation process. Due to the illiquidity in the secondary market for this security, this fair value estimate cannot be corroborated by observable market data. This change in estimate resulted in a reduction in the fair value of this security by $168 thousand as of January 1, 2008. Because this security remains in the available-for-sale portfolio, this change in estimate was included in other comprehensive income (loss) but had no effect on reported net income (loss). With the exception of this one security, all of the Bank's securities were classified in Level 2.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or market value. The fair value of loans held for sale is determined using quoted market prices for similar assets (Level 2).

SBA Loan Servicing Rights: SBA loan servicing rights are initially recorded at fair value in accordance with SFAS No. 156, *Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140* and are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are evaluated for impairment subsequent to initial recording. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, risk grade and loan type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. SBA loan servicing rights do not trade in an active market with readily observable prices. Accordingly, the Bank determines the fair value of loan servicing rights by estimating the present value of the future cash flows associated with the loans being serviced. Key economic assumptions used in measuring the fair value of loan servicing rights include prepayment speeds and discount rates. While market-based data is used to determine the input assumptions, the Bank incorporates its own estimates of assumptions market participants would use in determining the fair value of loan servicing rights (Level 3).

Collateral-Dependent Impaired Loans: The Bank does not record loans at fair value on a recurring basis. However, from time to time, fair value adjustments are recorded on these loans to reflect (1) partial write-downs, through charge-offs or specific reserve allowances, that are based on the current appraised or market-quoted value of the underlying collateral or (2) the full charge-off of the loan carrying value. In some cases, the properties for which market quotes or appraised values have been obtained are located in areas where comparable sales data is limited, outdated, or unavailable. Fair value estimates for collateral-dependent impaired loans are obtained from real estate brokers or other third-party consultants (Level 3).

NOTE R - FAIR VALUE MEASUREMENT - Continued

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value at December 31, 2008:

	Fair Value Measurements Using			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets measured at fair value on a recurring basis:				
Securities Available for Sale	$ -	$ 24,813,494	$ 32,345	$ 24,845,839
Assets measured at fair value on a non-recurring basis:				
Collateral-Dependent Impaired Loans, Net of Specific Reserves	$ -	$ -	$ 4,723,314	$ 4,723,314

SBA loan servicing rights, which are carried at the lower of cost or fair value, have resulted in no write-down or valuation allowance as of December 31, 2008.

Collateral-dependent impaired loans, which are measured for impairment using the fair value of the collateral, had a carrying value of $6,065,619, with a specific reserve of $1,342,305, as of December 31, 2008.

The following table presents a reconciliation of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008:

	Securities
Beginning balance 12/31/07	$ -
Transfers into Level 3	226,899
Total Gains (Losses):	
Included in Income (Loss)	-
Unrealized Gains (Losses) Included in Other Comprehensive Income (Loss)	(168,493)
Purchases	-
Settlements	-
Paydowns and maturities	(26,061)
Ending Balance 12/31/08	$ 32,345
Total unrealized gains (losses) for the period relating to assets still held at the reporting date	$ (168,493)

NOTE S - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash and short-term investments are considered to approximate fair value. Short-term investments include federal funds sold and interest bearing deposits with Banks. The fair values of investment securities, including available-for-sale, are generally based on quoted matrix pricing. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments, where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand and short-term borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

NOTE S - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The estimated fair value of financial instruments is summarized as follows:

	December 31,			
	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:				
Cash and due from banks	$ 7,804,000	$ 7,804,000	$ 2,212,000	$ 2,212,000
Federal funds sold	9,920,000	9,920,000	3,315,000	3,315,000
Interest-bearing deposits in other banks	11,710,000	11,710,000	550,000	550,000
Investment securities	24,846,000	24,846,000	17,124,000	17,124,000
Loans, net	149,369,000	150,476,000	125,279,000	128,412,000
Federal Home Loan Bank and other stocks	2,757,000	2,757,000	2,021,000	2,021,000
Company owned life insurance	2,713,000	2,713,000	2,289,000	2,289,000
Accrued interest receivable	824,000	824,000	747,000	747,000
Financial Liabilities:				
Deposits	144,804,000	145,206,000	112,433,000	112,448,000
Other borrowings	45,700,000	46,484,000	28,200,000	28,514,000
Junior subordinated debt securities	3,093,000	3,211,000	3,093,000	3,212,000
Accrued interest and other liabilities	1,376,000	1,376,000	1,465,000	1,465,000

NOTE T - SUBSEQUENT EVENTS

On January 9, 2009, in exchange for aggregate consideration of $5,116,000, Mission Community Bancorp issued to the United States Department of the Treasury ("the Treasury") a total of 5,116 shares of a new Series D Fixed Rate Cumulative Perpetual Preferred Stock (the "Series D Preferred") having a liquidation preference of $1,000 per share. This transaction is a part of the Capital Purchase Program of the Treasury's Troubled Asset Relief Program (TARP). The $5.1 million in new capital was subsequently invested in Mission Community Bank as Tier 1 capital. After giving effect to this additional capital investment, the Bank's pro forma capital ratios as of December 31, 2008, would increase from the amounts shown in Note O to the following:

Total risk-based capital ratio	15.81%
Tier 1 risk-based capital ratio	14.58%
Tier 1 leverage ratio	11.58%

The Series D Preferred will pay cumulative dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. The Series D Preferred may not be redeemed during the first three years after issuance except from the proceeds of a "Qualified Equity Offering." Thereafter, Mission Community Bancorp may elect to redeem the Series D Preferred at the original purchase price plus accrued but unpaid dividends, if any.

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("the Act") was signed into law, which provides for an increased carryback period for 2008 net operating losses of eligible small businesses. Management believes the Company qualifies as an eligible small business under the Act. This provision under the Act will permit the Company to carry back up to three additional years the $1,118,000 federal net operating loss carry forward reported in Note H, resulting in a tax refund and the recognition of approximately $380 thousand of tax benefits in 2009.

Making a Difference in Your Community

In 2008, Mission Community Bank and our employees contributed time and resources to support these organizations.

Affordable Housing Trust Fund
Agape Christian Fellowship
AIDS Support Network
Allan Hancock College
Alvin Elementary School
American Cancer Society
American Heart Association
American Red Cross
Arroyo Grande Historical Society
Arroyo Grande Little League
Asociasion Cultural Latino Americano
Atascadero Babe Ruth
Atascadero High School
Big Brothers Big Sisters
Boys and Girls Clubs
Boy Scouts of America
Cal Poly Business Advisory
Cal Poly Mustangs Athletics
California Bankers Association
California Coastal Rural Development Corp.
California Energy Commission
California Men's Colony
California Mid-State Fair
Camp Hapitok
Central Coast Software & Technology Assoc
Central Coast Women's Network
Chamber of Commerce, Atascadero
Chamber of Commerce, Nipomo
Chamber of Commerce, Paso Robles
Chamber of Commerce, San Luis Obispo
Chamber of Commerce, Santa Maria Valley
Chamber of Commerce, Templeton
Children's Health Initiative of SLO County
City of San Luis Obispo
Coastal Business Finance CDC
Court Appointed Special Advocates
Creston 4-H
Cuesta College Foundation
Daniel Lewis Middle School
Del Mar Elementary School
Discovery Institute
Economic Opportunity Commission
Economic Vitality Corporation
ECOSLO
Exchange Club of North SLO County
Family Care Network
Five Cities AYSO
Five Cities Women's Network
Foundation for SLO Public Libraries
Food Bank Coalition of San Luis Obispo
French Hospital Foundation
French Hospital Strategic Plan Forum
Friends of Prado Day Care
Girl Scouts of America
Golden State Classics Car Club
Hesperia Hall Foundation
Hesperia Community Center
Highlands Church
His Healing Hands
Hispanic Business Committee
Hispanic Community Advisory Council
Hospice Partners
Hotline of SLO
Housing Authority of SLO
HR Association of Central Coast
KCBX Public Radio
Kermit King Elementary School
Kiwanis Club, Nipomo
Kiwanis Club, Paso Robles
Kiwanis Club, San Luis Obispo
Kiwanis Club, Santa Maria
Latino Outreach Council
Leukemia & Lymphoma Society
Literacy Council
Loaves and Fishes
Mid-State Fair Heritage Foundation
Mission Community Services Corporation
Morro Bay High School
Mountainbrook Community Church
The Nature Corps
Nonprofit Collaboration Forum
Nonprofit Support Center
North County Exchange Club
Oceano Community Center
Optimist Club of Five Cities
Osher Institute of Lifetime Learning
P 16 Education Forum
Parks 4 Pups
Paso Robles Children's Museum
Paso Robles Downtown Assoc
Paso Robles High School
Paso Robles Library Foundation
Paso Robles Main Street Assoc
Paso Robles Vintners & Growers Assoc
Paso Robles Wine Country Alliance
Peace Christian School
People for Leisure and Youth
People's Kitchen
People's Self-Help Housing Corporation
Private Industry Council
Quiz Jam – California Mid-State Fair
Quota International
Rotary Club de Tolosa
Rotary Club, Paso Robles
Rotary Club of SLO, Daybreak
St. Patrick's School
SLO Botanical Garden
SLO Children's Museum
SLO Community Foundation
SLO County Cattlemen's Assoc
SLO County Housing Trust Fund
SLO County Office of Education
SLO County Symphony
SLO Downtown Association
SLO High School
SLO Youth Symphony
Santa Barbara Foundation
Santa Maria Contractors Assoc
Santa Maria Humane Society
Santa Maria Police Council
SCORE (Service Corp of Retired Exec.)
SEARCH
Second Chance at Love
Sierra Vista Regional Medical Center
The Sister Project
Small Business Development Center
Special Olympics
St. Louis de Montfort Church
Teen Leadership Santa Maria
Toys for Tots
UCSB Economic Forecast Project
United Blood Services
United Way of SLO County
Vision Unida Leadership
Wellness Community of the Central Coast
Women for Community
Women in Business
Women's Business Partners
Women's Shelter Program of SLO County
Woods Humane Society
Work Force Investment Board
YMCA of SLO County
Young Educated Latino Leaders

Our Mission... ***to provide financial support and services by promoting community development and economic vitality...*** **was met in 2008.**

	2008 Quantity	2008 Amount	Since 1998 Quantity	Since 1998 Amount
Total Loans Made	337	$85,621,087	3,885	$844,471,825
Total Loans Benefiting Low-Income Target Market	218	$52,052,025	2,601	$540,305,953
New Small Business Loans	159	$36,924,361	1,269	$322,460,115
New SBA Guaranteed Loans	30	$6,705,400	425	$87,216,664
Jobs Created/Retained by Small Business Loans Made	932		3,544	
Small Business Loans to Women & Minorities	36	$4,104,937	351	$60,469,987
Affordable Housing Development Financing	6	$753,350	309	$54,682,223
Total Volunteer Hours by Officers and Staff	4,024		21,282	
Total of Sponsorships and Donations		$66,945		$1,041,292


Mission
COMMUNITY BANCORP

Stock Symbol MISS

Mission Community Bank

San Luis Obispo
581 Higuera Street
(805) 782-5000

Business Banking Center
3480 South Higuera, Suite 100
(805) 269-2000

Paso Robles
1226 Park Street
(805) 237-4200

Arroyo Grande
154 West Branch Street
(805) 994-9000

Santa Maria
1670 South Broadway
(805) 621-5200

www.MissionCommunityBank.com